Exhibit 99.1

ERMENEGILDO ZEGNA GROUP REPORTS STRONG FISCAL YEAR 2021 RESULTS

Strong Overall Performance with 2021 Results One Year Ahead of Plan1

2022 Outlook confirmed: Low-teens Revenue Growth and continued improvement in Adjusted EBIT2 after exceeding own expectations in 2021

•	Full-year results for 2021 exceeded Plan[1] published in July 2021, with €145 million Cash Surplus[2]

•	Zegna One Brand strategy in full swing; Thom Browne maintains strong momentum

•	2022 outlook confirmed, with low-teens revenue growth expected, continued improvement to Adjusted EBIT[2] over the better-than-guidance 2021 basis, and higher Cash Surplus

APRIL 6, 2022 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”), the first Italian luxury fashion house listed on the New York Stock Exchange (NYSE) and owner of the Zegna and Thom Browne brands, today filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), reporting Adjusted EBIT2 of €149 million, with an incidence on revenues of 11.5%, above the guidance of “around 10%” published on February 1, 2022. Diluted Loss per share2 was €0.67 and Adjusted diluted earnings per share2 was €0.33. Adjustments from the reported Loss for the year of €128 million to the Adjusted Profit of €75 million relate to net charges of €203 million, mostly non-cash accounting adjustments, of which €205 million related to the December 2021 Business Combination3. As reported on February 1, 2022, the Group’s overall performance exceeded the Plan1 shared last year ahead of the start of public trading, with revenues up 27% year-over-year, totaling approximately €1,292 million.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “2021 was an epic year for the Zegna Group, and I am very proud of the journey that has brought us here today. I am also especially proud that we continue to achieve significant milestones while staying true to our roots and the heritage of sustainability my grandfather instilled in the Company 111 years ago. The Zegna brand continues to strengthen its position as a global leader in the luxury industry, and our continued focus on luxury leisurewear – ca. 50% of the brand’s revenues – enhanced by the One Brand strategy, now in full swing, and by a further increase in pricing in-season, has proven to be successful with both recurring and new customers. In addition to the strength shown by our namesake brand, I am extremely pleased by the growth of Thom Browne, and the significant appeal this iconic brand has among younger consumers around the world.”

[1]

The Zegna Group’s Plan was published at the time of the announcement of the business combination between the Company and Investindustrial Acquisition Corp. (“IIAC”). The Group’s Plan was also disclosed in the Company’s registration statement on Form F-4 filed with the SEC (File No. 333-259139), under “Certain Unaudited Zegna Prospective Financial Information”.

[2]

Adjusted EBIT, Adjusted Profit/(Loss), Net Financial Indebtedness/(Cash Surplus), Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Trade Working Capital and Capital Expenditure are non-IFRS financial measures. See the Non-IFRS Financial Measures section starting on page 4 of this communication for the definition of such non-IFRS measures and a reconciliation of such non-IFRS measures to the most directly comparable IFRS measures.

[3]	“Business Combination” means the business combination between Zegna and Investindustrial Acquisition Corp., which was completed on December 17, 2021.

“I am deeply saddened by the tragic events in Ukraine, which all of us are following closely and with great concern. Zegna Group joined forces with the Camera Nazionale della Moda Italiana and provided a significant donation to the United Nations High Commissioner for Refugees at the onset of this tragedy. We also committed to integrate as many as 30 Ukrainian refugees in our factories beginning in April 2022.”

“However”, he added, “ours is a multi-year journey and as we continue to monitor the ongoing developments of the COVID-19 pandemic around the world, especially the recent spike in China, we are already ahead of our Plan and remain positive about our growth in 2022. I am particularly excited to see our US and UAE business continue to grow while our business in Europe continues to see a post-lockdown rebound. We remain vigilant, but our 2021 results and our flexibility give me confidence that we are on the right track to reaching the targets set out in our Plan last year and the Group’s longer-term ambitions even sooner than we anticipated.”

Key Highlights from 2021

Net Revenues: For the year ended December 31, 2021, Zegna Group posted revenues of €1,292 million, up 27% from 2020. This strong performance was driven by a continued rebound of the Zegna segment, whose revenues increased 23% year-over-year to €1,035 million. The other primary driver was the exceptional performance of the Thom Browne segment, whose revenues were up 47% over 2020, reaching €264 million.

(Loss)/Profit for the year and Adjusted Profit/(Loss) 2: The Group’s 2021 Loss for the year was €128 million due to mostly non-cash accounting adjustments, including of €205 million related to the December 2021 Business Combination3. Adjusted Profit was €75 million. For additional information regarding Adjusted Profit/(Loss), which is a non-IFRS measure, please see page 4.

Adjusted EBIT 2: The Group’s Adjusted EBIT for the year was €149 million, up more than 7 times from €20 million recorded in 2020. Adjusted EBIT percentage incidence on revenues for the year exceeded the Group’s prior guidance thanks to higher full-price sales in the mix and higher realized efficiencies. Adjusted EBIT for the Zegna segment was €111 million. As a percentage of revenues, Adjusted EBIT was 10.7% compared to 7.8% in 2019. This was driven by better sales mix, cost efficiencies and positive operating leverage. For the Thom Browne segment, Adjusted EBIT2 was €38 million, more than doubled from €16 million in 2019 due to a lower pace of cost growth in the 2019-2021 period, compared to the 64% increase in sales in the same period. Compared to 2020, Adjusted EBIT in 2021 grew 31% from €29 million. As a percentage of revenues, Adjusted EBIT was 14.4%, down slightly from the level of 16.1% in 2020. The strength in Thom Browne’s top line was partly offset, as expected, by an increase in costs driven by higher volumes and growth-related expenses, including costs for expanding the direct-to-consumer store network and investments to improve central administrative functions and processes. For additional information regarding Adjusted EBIT, which is a non-IFRS measure, see page 4.

Net Financial Indebtedness/(Cash Surplus), Trade Working Capital and Capital Expenditure: Cash Surplus2 was €145 million as of December 31, 2021, with €139 million in proceeds from the Business Combination3, compared to Net Financial Indebtedness2 of €7 million as of December 31, 2020. Trade Working Capital2 at year-end was €276 million, 21% of revenues, compared to 27% on December 31, 2020. Capital expenditure for 2021 totaled €48 million4, up from €39 million in 2020, reflecting mainly investments in the store network, the IT and production areas. For additional information regarding Net Financial Indebtedness/(Cash Surplus), Trade Working Capital and Capital Expenditure, which are non-IFRS measures, see page 4.

[4]

Excludes the purchase of the building in New Bond Street, London that was subsequently part of the Disposition of certain of Zegna’s businesses, completed on November 1, 2021 through the statutory demerger under Italian law to a new company owned by its then existing shareholders.

Fiscal Year 2022 Outlook

The start of 2022 has been marked by considerable geopolitical uncertainty, adding to the volatility of the ongoing global health crisis. Assuming no further deterioration or geographic extension of the war in Ukraine, a normalization of the COVID-19 pandemic in Greater China before the summer, and no other unforeseen events, the Group is forecasting revenue growth in the low-teens. The Group also expects to continue to see improvement in its Adjusted EBIT building on the accelerated expansion achieved in 2021, when the Group delivered an Adjusted EBIT of 11.5% as a percentage of revenues, exceeding its own guidance of “around 10%”.

Annual Report on Form 20-F

The Form 20-F, including financial statements for the fiscal year ended December 31, 2021, can be downloaded from the Company’s website (www.zegnagroup.com) under the section Investors / Financials / SEC Filings, or from the SEC’s website (www.sec.gov). Shareholders may request a hard copy of complete audited financial statements contained in the Form 20-F, free of charge, through the contacts below.

Investor Day on May 17

The Company will host an investor day on May 17, 2022, at Oasi Zegna, where it expects to unveil its sustainability strategy and its medium- to long-term financial goals.

Conference Call

As previously announced, at 8:00 a.m. ET (2:00 p.m. CET), the Company plans to host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:

Italy dial-in number (Local): 39 069 450 0327

United States: 1 844 200 6205

United States (Local): 1 646 904 5544

United Kingdom (Toll Free): 44 808 189 6484

All other locations: +1 929 526 1599

Access code: 512734

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months. An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

***

Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, Adjusted Profit/(Loss), Adjusted Basic Earnings per Share and Adjusted Diluted Earnings Per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital and Capital Expenditure. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses/(gains), result from investments accounted for using the equity method, impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use assets, certain costs related to lease agreements and certain other items.

The following table sets forth a reconciliation of (Loss)/Profit for the year to Adjusted EBIT for the periods indicated.

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Income taxes	30,702	14,983	43,794
Financial income	(45,889)	(34,352)	(22,061)
Financial expenses	43,823	48,072	37,492
Exchange losses/(gains)	7,791	(13,455)	2,441
Result from investments accounted for using the equity method	(2,794)	4,205	1,534
Impairments of investments accounted for using the equity method	—	4,532	—
Costs related to the Business Combination (1)	205,059	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Impairment of property, plant and equipment and right-of-use assets (4)	8,692	19,725	8,858
Other (5)	4,884	7,535	—

Adjusted EBIT	149,115	20,013	107,274

(1)	(1) Costs related to the Business Combination include:

a)

€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

b)

€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

c)

€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

d)

€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment for €10,120 thousand and to Thom Browne segment for €796 thousand.

e)

€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment for €5,141 thousand and to Thom Browne segment for €239 thousand. For additional information please refer to Note 42—Related party transactions of the Consolidated Financial Statements.

f)

€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

g)

€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

(2)

Costs related to lease agreements for the year ended December 31, 2021, are related to Zegna segment and include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)

Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss and are related to Zegna segment.

(4)

Primarily includes impairments of right-of-use assets for €5,981 thousand, €15,716 thousand and €7,980 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and impairments of property plant and equipment for €654 thousand, €4,011 thousand and €817 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. In particular, the impairment of right-of-use assets and property, plant and equipment primarily relates to the impairment of DOSs of Zegna segment. Impairments were higher in 2020 as a result of the effects of the COVID-19 pandemic on the Group’s operations.

(5)

Other adjustments for the year ended December 31, 2021 are related to Zegna segment and include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 are related to Zegna segment and include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit

Adjusted Profit/(Loss)

Adjusted Profit/(Loss) represents profit or loss adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use assets, certain costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option, impairment of equity method investments and certain other items (as further described below), as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate).

The following table sets forth a reconciliation of (Loss)/Profit for the year to Adjusted Profit for the periods indicated.

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Costs related to the Business Combination (1)	205,332	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Impairment of property, plant and equipment and right-of-use assets (4)	8,692	19,725	8,858
Gain on Thom Browne option (5)	(20,675)	—	—
Impairment of investments accounted for using the equity method (6)	—	4,532	—
Other (7)	4,884	7,535
Tax effects on adjusting items (8)	(19,758)	(5,312)	(1,027)

Adjusted Profit/(Loss)	75,322	(4,752)	43,047

1)	Costs related to the Business Combination include:

(a)

€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.

(b)

€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.

(c)	€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees.

(d)	€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021.

(e)

€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. For additional information please refer to Note 42—Related party transactions of the Consolidated Financial Statements.

(f)	€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors.

(g)	€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.

(h)

€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.

(2)

Costs related to lease agreements for the year ended December 31, 2021, include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)

Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(4)

Primarily includes impairments of right-of-use assets for €5,981 thousand, €15,716 thousand and €7,980 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and impairments of property plant and equipment for €654 thousand, €4,011 thousand and €817 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. In particular, the impairment of right-of-use assets and property, plant and equipment primarily relates to the impairment of DOSs. Impairments were higher in 2020 as a result of the effects of the COVID-19 pandemic on the Group’s operations.

(5)

Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.

(6)	Relates to an impairment of €4,532 thousand in the Group’s investment in Tom Ford, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.

(7)

Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 includes (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

(8)	Includes the tax effects of the aforementioned adjustments.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share represent basic earnings per share and diluted earnings per share adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use assets, certain costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option, impairment of equity method investments and certain other items (as further described below), as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate).

Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

For the calculation of both Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the share split performed as part of the Business Combination.

The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Share and provides a reconciliation of (Loss)/Profit for the year to these non-IFRS measures for the periods indicated.

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Costs related to the Business Combination (1)	205,332	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Impairment of property, plant and equipment and right-of-use assets (4)	8,692	19,725	8,858
Gain on Thom Browne option (5)	(20,675)	—	—
Impairment of investments accounted for using the equity method (6)	—	4,532	—
Other (7)	4,884	7,535
Tax effects on adjusting items (8)	(19,758)	(5,312)	(1,027)

Adjusted Profit/(Loss)	75,322	(4,752)	43,047
Impact of non-controlling interests (9)	8,669	4,063	3,720
Adjusted Profit/(Loss) attributable to shareholders of the Parent Company	66,653	(8,815)	39,327
Weighted average number of shares for basic earnings per share	203,499,933	201,489,100	201,561,100

Adjusted Basic Earnings per Share	0.33	(0.04)	0.20
Weighted average number of shares for diluted earnings per share	204,917,880	201,489,100	201,561,100

Adjusted Diluted Earnings per Share	0.33	(0.04)	0.20

(1)	Costs related to the Business Combination include:

(a)

€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.

(b)

€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.

(c)	€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees.

(d)	€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021.

(e)

€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. For additional information please refer to Note 42—Related party transactions of the Consolidated Financial Statements.

(f)	€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors.

(g)	€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.

(h)

€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.

(2)

Costs related to lease agreements for the year ended December 31, 2021, include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)

Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(4)

Primarily includes impairments of right-of-use assets for €5,981 thousand, €15,716 thousand and €7,980 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and impairments of property plant and equipment for €654 thousand, €4,011 thousand and €817 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. In particular, the impairment of right-of-use assets and property, plant and equipment primarily relates to the impairment of DOSs. Impairments were higher in 2020 as a result of the effects of the COVID-19 pandemic on the Group’s operations.

(5)

Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.

(6)	Relates to an impairment of €4,532 thousand in the Group’s investment in Tom Ford, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.

(7)

Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 includes (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

(8)	Includes the tax effects of the aforementioned adjustments.

(9)	Represents the (Loss)/Profit for the year attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) as of the dates indicated:

(Euro thousands)	At December 31,
	2021	2020
Non-current borrowings	471,646	558,722
Current borrowings	157,292	106,029
Derivative financial instruments - Liabilities	14,138	13,192
Other non-current financial liabilities (bonds and other)(*)	7,976	8,065

Total borrowings, other financial liabilities and derivatives	651,052	686,008
Cash and cash equivalents	(459,791)	(317,291)
Derivative financial instruments - Assets	(1,786)	(11,848)
Other current financial assets (securities)(**)	(334,244)	(350,163)

Total cash and cash equivalents, other current financial assets and derivatives	(795,821)	(679,302)

Net Financial Indebtedness/(Cash Surplus)	(144,769)	6,706

(*)	Includes only the “bonds” and “other” components of the “Other non-current financial liabilities” line item from Zegna’s consolidated statement of financial position.
(**)	Includes only the “securities” component of the “Other current financial assets” line item from Zegna’s consolidated statement of financial position.

Trade Working Capital

Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax assets and liabilities, cash and cash equivalents, assets and liabilities held for sale, borrowings, lease liabilities, and other assets and liabilities.

The following table sets forth the calculation of Trade Working Capital at December 31, 2021 and 2020:

(Euro thousands)	At December 31,
	2021	2020
Current assets	1,384,531	1,239,156
Current liabilities	(702,316)	(535,454)

Working capital	682,215	703,702
Less:
Derivative financial instruments	1,786	11,848
Tax receivables	14,966	15,611
Other current financial assets	340,380	350,163
Other current assets	68,773	66,718
Cash and cash equivalents	459,791	317,291
Assets held for sale	—	17,225
Current borrowings	(157,292)	(106,029)
Current lease liabilities	(106,643)	(92,842)
Derivative financial liabilities	(14,138)	(13,192)
Other current financial liabilities	(33,984)	—
Current provisions for risks and charges	(14,093)	(8,325)
Tax liabilities	(28,773)	(33,362)
Other current liabilities	(124,356)	(76,637)
Liabilities held for sale	—	(16,725)

Trade Working Capital	275,798	271,958
of which trade receivables	160,360	138,829
of which inventories	338,475	321,471
of which trade payables and customer advances	(223,037)	(188,342)

Capital Expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for each of the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	At December 31,
	2021	2020	2019
Payments for property, plant and equipment	79,699	27,630	46,113
Payments for intangible assets	14,627	11,524	13,392

Capital expenditure	94,326	39,154	59,505

***

About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 297 are directly operated by the Group as of December 31, 2021 (245 Zegna stores and 52 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

***

Contacts

Investor Relations

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Ermenegildo Zegna Group

Domenico Galluccio

domenico.galluccio@zegna.com

+39 335 538 7288

Brunswick Group

Brendan Riley / Lidia Fornasiero / Marie Jensen

briley@brunswickgroup.com / lfornasiero@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54

***

Forward Looking Statements

This communication, including the section “Outlook”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

FY 2021 Summary Tables

Ermenegildo Zegna N.V.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the years ended December 31, 2021, 2020 and 2019

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Revenues	1,292,402	1,014,733	1,321,327
Other income	8,260	5,373	7,873
Cost of raw materials and consumables	(309,609)	(250,569)	(309,801)
Purchased, outsourced and other costs	(353,629)	(286,926)	(371,697)
Personnel costs	(367,762)	(282,659)	(331,944)
Depreciation, amortization and impairment of assets	(163,367)	(185,930)	(177,068)
Write downs and other provisions	(19,487)	(6,178)	(1,017)
Other operating costs	(180,836)	(30,399)	(49,034)

Operating (Loss)/Profit	(94,028)	(22,555)	88,639
Financial income	45,889	34,352	22,061
Financial expenses	(43,823)	(48,072)	(37,492)
Foreign exchange (losses)/gains	(7,791)	13,455	(2,441)
Result from investments accounted for using the equity method	2,794	(4,205)	(1,534)
Impairments of investments accounted for using the equity method	—	(4,532)	—

(Loss)/Profit before taxes	(96,959)	(31,557)	69,233
Income taxes	(30,702)	(14,983)	(43,794)

(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Attributable to:
Shareholders of the Parent Company	(136,001)	(50,577)	21,749
Non-controlling interests	8,340	4,037	3,690
Basic earnings per share in Euro	(0.67)	(0.25)	0.11
Diluted earnings per share in Euro	(0.67)	(0.25)	0.11

Ermenegildo Zegna N.V.

CONSOLIDATED CASH FLOW STATEMENT

for the years ended December 31, 2021, 2020 and 2019

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Operating activities
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Income taxes	30,702	14,983	43,794
Depreciation, amortization and impairment of assets	163,367	185,930	177,068
Financial income	(45,889)	(34,352)	(22,061)
Financial costs	43,823	48,072	37,492
Exchange losses/(gains)	7,791	(13,455)	2,441
Write downs and other provisions	19,487	6,178	1,017
Write downs of the provision for obsolete inventory	29,600	37,735	6,691
Result from investments accounted for using the equity method	(2,794)	4,205	1,534
Impairments of investments accounted for using the equity method	—	4,532	—
Losses arising from the sale of fixed assets	1,153	1,091	970
Other non-cash expenses/(income), net	230,812	(27,698)	(6,420)
Change in inventories	(27,554)	(39,486)	(5,400)
Change in trade receivables	(12,294)	35,675	(8,377)
Change in trade payables including customer advances	31,426	(38,485)	(11,002)
Change in other operating assets and liabilities	19,973	(10,031)	(11,285)
Interest paid	(17,487)	(21,023)	(26,872)
Income taxes paid	(63,300)	(36,425)	(30,907)

Net cash flows from operating activities	281,155	70,906	174,122
Investing activities
Payments for property plant and equipment	(79,699)	(27,630)	(46,113)
Proceeds from disposals of property plant and equipment	3,791	1,125	—
Payments for intangible assets	(14,627)	(11,524)	(13,392)
Payments for investment property	—	—	(325)
Proceeds from disposals of non-current financial assets	1,536	45,979	—
Payments for purchases of non-current financial assets	(4,431)	—	(6,987)
Proceeds from disposals of current financial assets and derivative instruments	92,021	253,201	327,422
Payments for acquisitions of current financial assets and derivative instruments	(76,058)	(166,334)	(167,308)
Acquisition of Investments at equity method	(313)	—	—
Business combinations, net of cash acquired	(4,224)	(2,245)	(9,336)

Net cash flows (used in)/from investing activities	(82,004)	92,572	83,961
Financing activities
Proceeds from borrowings	123,570	265,352	130,841
Repayments of borrowings	(160,210)	(221,029)	(272,851)
Repayments of non-current financial liabilities	(4,287)	—	—
Payments of lease liabilities	(100,611)	(90,699)	(110,460)
Purchase of own shares from Monterubello	(455,000)	—	—
Proceeds from issuance of ordinary shares upon Business Combination	310,739	—	—
Proceeds from issuance of ordinary shares to PIPE Investors	331,385	—	—
Payments of transaction costs related to the Business Combination	(48,475)	—	—
Cash distributed as part of the Disposition	(26,272)	—	—
Payments for acquisition of non-controlling interests	(40,253)	—	—
Sale of shares held in treasury/(Purchase of own shares)	5,959	(945)	(94)
Dividends paid to non-controlling interests	(548)	(1,731)	(14,922)
Dividends to owners of the parent	(102)	—	—

Net cash flows used in financing activities	(64,105)	(49,052)	(267,486)

Effects of exchange rate changes on cash and cash equivalents	7,454	(7,761)	1,698

Net increase/(decrease) in cash and cash equivalents	142,500	106,665	(7,705)

Cash and cash equivalents at the beginning of the year	317,291	210,626	218,331

Cash and cash equivalents at the end of the year	459,791	317,291	210,626

Ermenegildo Zegna N.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2021 and 2020

(Euro thousands)	At December 31
	2021	2020
Assets
Non-current assets
Intangible assets	425,220	387,847
Property, plant and equipment	111,474	244,127
Right-of-use assets	370,470	351,646
Investments at equity method	22,447	21,360
Deferred tax assets	108,210	71,901
Investment property	—	49,754
Other non-current financial assets	35,372	49,263

Total non-current assets	1,073,193	1,175,898
Current assets
Inventories	338,475	321,471
Trade receivables	160,360	138,829
Derivative financial instruments	1,786	11,848
Tax receivables	14,966	15,611
Other current financial assets	340,380	350,163
Other current assets	68,773	66,718
Cash and cash equivalents	459,791	317,291

	1,384,531	1,221,931
Assets held for sale	—	17,225

Total current assets	1,384,531	1,239,156

Total assets	2,457,724	2,415,054

Liabilities and Equity
Share capital	5,939	4,300
Retained earnings	498,592	893,236
Other reserves	96,679	(295,772)

Equity attributable to shareholders of the Parent Company	601,210	601,764
Equity attributable to non-controlling interest	43,094	43,270

Total equity	644,304	645,034
Non-current liabilities
Non-current borrowings	471,646	558,722
Other non-current financial liabilities	167,387	220,968
Non-current lease liabilities	331,409	314,845
Non-current provisions for risks and charges	44,555	39,956
Employee benefits	42,263	29,347
Deferred tax liabilities	53,844	70,728

Total non-current liabilities	1,111,104	1,234,566
Current liabilities
Current borrowings	157,292	106,029
Other current financial liabilities	33,984	—
Current lease liabilities	106,643	92,842
Derivative financial instruments	14,138	13,192
Current provisions for risks and charges	14,093	8,325
Trade payables and customer advances	223,037	188,342
Tax liabilities	28,773	33,362
Other current liabilities	124,356	76,637

	702,316	518,729
Liabilities held for sale	—	16,725

Total current liabilities	702,316	535,454

Total equity and liabilities	2,457,724	2,415,054